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SEC FILE NUMBER
8-65464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colchester Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

53 State Street Suite 1304
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Andrew	617-896-0202	eandrew@colchesterpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gray, Gray, & Gray, LLP
(Name – if individual, state last, first, and middle name)

150 Royall St., Suite 102	Canton	MA	02021
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Andrew _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colchester Partners, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUMAIRA D. CHAGAS
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 11, 2031

Sumaira D. Chagas.

Signature: _____

Title: _____
Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COLCHESTER PARTNERS, LLC

Statement of Financial Condition

For the Year Ended December 31, 2025

(With Independent Auditors' Report Thereon)

COLCHESTER PARTNERS, LLC

Audited Statement of Financial Condition

For the Year Ended December 31, 2025

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Colchester Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Gray, Gray & Gray, LLP

Gray, Gray & Gray, LLP

We have served as Colchester Partners, LLC's auditor since 2025.

Canton, MA

March 20, 2026

COLCHESTER PARTNERS, LLC

Statement of Financial Condition

December 31, 2025

<u>Assets</u>

Current assets:		
Cash and cash equivalents	$	2,418,006
Accounts receivable		12,960
Contract assets - reimbursed expenses, less allowance		
for credit losses of $3,425		23,075
Total current assets		2,454,041
Equipment and improvements:		
Computer equipment		36,406
Office equipment		49,399
Furniture and fixtures		112,955
Leasehold improvements		68,597
Total equipment and improvements, cost		267,357
Less accumulated depreciation		(175,964)
Total equipment and improvements, net		91,393
Other assets:		
Rent deposits		123,726
Operating lease right-of-use asset		1,451,837
Total other assets		1,575,563
Total assets	$	4,120,997

<u>Liabilities and Members' Equity</u>

Current liabilities:		
Accounts payable and accrued expenses	$	33,000
Operating lease liability		489,319
Deferred revenue		485,000
Total current liabilities		1,007,319
Operating lease liability, net of current portion		1,198,764
Total liabilities		2,206,083
Members' equity		1,914,914
Total liabilities and members' equity	$	4,120,997

See report of independent registered public accounting firm and notes to the financial statements.

COLCHESTER PARTNERS, LLC

Notes to Financial Statements

December 31, 2025

(1) Nature of Business

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company adheres to the guidance under Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at a point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees

3 (Continued)

received from customers prior to recognizing revenue are reflected as contract liabilities on the statement of financial condition.

(c) Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, reimbursed expenses (contract assets), and deferred revenue (contract liabilities) on the statement of financial condition.

The beginning and ending contract balances were as follows:

	December 31,	
	2025	2024
Accounts receivable	$ 12,960	$ 63,300
Contract assets - reimbursed expenses	$ 26,500	$ 43,125
Contract liabilties - deferred revenue	$ 485,000	$ 355,000

Beginning contract liabilities, Januray 1, 2025	$ 355,000
Revenue recognized from beginning contract liabilities	(140,000)
Increase in contract liabilities due to cash received during the period	270,000
Ending contract liabilities, December 31, 2025	$ 485,000

(d) Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

(e) Concentrations of Credit Risk

The Company maintains its cash in a commercial bank. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year ended December 31, 2025 balances in deposit accounts exceeded FDIC

insured limits. The Company monitors its exposure and has not experienced any losses in such accounts.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

(f) Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

(g) Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs are expensed as incurred.

Depreciation for the Company related to equipment and improvements was $34,409 for December 31, 2025.

(h) Leases

Accounting Standards Update ("ASU") 2016-02, *Leases* ("ASC 842"), requires an entity to recognize right-of-use assets and lease obligations on its statement of financial condition for all finance and or operating leases with a lease term of more than 12 months. Short-term rentals under year-to-year leases or with lease terms of 12 months or less are exempt from being capitalized. Leases are classified as finance leases when the Company expects to consume a major part of the economic benefits of the leased assets over the remaining lease term. Conversely, the Company is not expected to consume a major part of the economic benefits of assets classified as operating leases. The lease classification affects both the pattern and presentation of expense recognized in the statement of income, statement of changes in members' equity, the categorization of assets and liabilities in the statement of financial condition, and classification of cash flows in the statement of cash flows.

(Continued)

Notes to Financial Statements

December 31, 2025

The Company has made an accounting policy election to use a risk-free rate as the discount rate in measuring its lease obligations. Under this election, the risk-free rate used is the United States Treasury instrument with a term consistent with the remaining lease term of an applicable lease.

Total lease cost consists of two components: amortization expense related to the write-off of right-of-use assets, and interest expense from lease obligations.

For financing leases, total lease cost is recorded on an accelerated basis whereby interest expense is recorded using the effective interest method and right-of-use assets are amortized on a straight-line basis over the remaining lease term. For operating leases, total lease cost is measured and recorded on a straight-line basis over the lease term.

Lease obligations are measured and recorded at the present value of future lease payments using a discount rate.

Right-of-use assets are generally measured and recorded at the sum of the lease obligation, any initial direct costs to consummate the lease, and any lease payments made on or before the commencement date.

(3) <u>Accounts Receivable and Allowance for Credit Losses</u>

The Company's accounts receivable are client obligations due under normal trade terms carried at cost, less allowance for credit losses. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs, the past due status of the accounts and reasonable and supportable forecasts that affect the collectability of the reported amount. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2025, management recorded an allowance for credit losses of $3,425.

The reconciliation of allowance for credit losses are as follows:

Beginning balance, Januray 1, 2025	$ 24,895
Provision for credit losses	-
Write-offs	(21,470)
Recoveries	-
Ending balance, December 31, 2025	$ 3,425

(4) Leases

The Company has two operating leases for office space located in Boston and New York City. The leases have remaining lease terms of 3.5 years and 2.5 years, respectively. The company recorded security deposits of $56,859 and $66,867, respectively, as of December 31, 2025.

The following summarizes the line items in the statement of financial condition which include amounts for operating leases as of December 31, 2025:

Operating Leases

Operating lease right-of-use-assets	$ 1,451,837
Operating lease liabilities	$ 1,688,083

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2025:

Weighted Average Remaining Lease Term

Operating leases	3.22 years

Weighted Average Discount Rate

Operating leases	4.49%

The following summarizes the line items in the income statement which include the components of lease expense for the year ended December 31, 2025:

Operating lease expense included in operating expenses	$ 521,002

The following summarizes cash flow information related to leases for the year ended December 31, 2025:

Cash paid for amounts included in the measurement of
  lease liabilities:
  Operating cash flows from operating leases $ 546,871

Rent expense for the year ended December 31, 2025 was $521,002. The lease asset and liability were calculated using a discount rate of 4.64% for Boston and 4.13% for New York City.

The maturities of the lease liability as of December 31, 2025 are as follows:

Year Ended December 31,		Amount
2026	$	553,229
2027		560,276
2028		483,878
2029		217,257
Total lease payments		1,814,640
Less: interest		(126,557)
Present value of lease liability	$	1,688,083

(5) <u>Commitments and Contingencies</u>

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

(6) <u>Subsequent Events</u>

Management has evaluated subsequent events through March 20, 2026, the date on which the financial statements were available to be issued. No events occurred subsequent to the statement of financial condition date that would require adjustment to or disclosure in the financial statements.